UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913915 10 4

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 913915 10 4

1.	Name of Reporting Person: JOHN C. WHITE
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA.
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 80,443
	6.	Shared Voting Power: 2,465,675
	7.	Sole Dispositive Power: 80,443
	8.	Shared Dispositive Power: 2,465,675
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,546,118
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 10.1%[1]
12.	Type of Reporting Person: IN

[1]	Based on 25,230,642 shares outstanding as of December 26, 2014.

1.	Name of Reporting Person: WHITES’ FAMILY COMPANY, LLC
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE.
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,464,675
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,464,675
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,464,675
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented by Amount in Row (9): 9.8%[2]
12.	Type of Reporting Person: OO

[2]	Based on 25,230,642 shares outstanding as of December 26, 2014.

1.	Name of Reporting Person: THE WHITE DESCENDANTS TRUST u/a/d September 10, 1997
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: ORGANIZED UNDER THE LAWS OF THE STATE OF ARIZONA.
Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,464,675 (All shares beneficially owned by Whites’ Family Company, LLC)
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,464,675 (All shares beneficially owned by Whites’ Family Company, LLC)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,464,675
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9): 9.8%[3]
12.	Type of Reporting Person: OO

3	Based on 25,230,642 shares outstanding as of December 26, 2014.

Item 1.

(a)	Name of Issuer: Universal Technical Institute, Inc. (“UTI”)
(b)	Address of Issuer’s Principal Executive Offices: UTI’s principal executive offices are located at 16220 North Scottsdale Road, Suite 100, Scottsdale, Arizona 85254

Item 2

(a)	Name of Person Filing:

(1) John C. White

(2) Whites’ Family Company, LLC.

(3) The White Descendants Trust u/a/d September 10, 1997

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” A Joint Filing Agreement of the Reporting Persons is attached hereto as Exhibit A.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business office for each of the Reporting Persons is: c/o Universal Technical Institute, Inc., 16220 North Scottsdale Road, Suite 100, Scottsdale, Arizona 85254

(c)

Citizenship:

(1) John C. White - United States of America.

(2) Whites’ Family Company, LLC - Organized under the Laws of the State of Delaware.

(3) The White Descendants Trust u/a/d September 10, 1997 - Organized under the Laws of the State of Arizona.

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share.
(e)	CUSIP Number: 913915 10 4

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following sets forth information with respect to the beneficial ownership of the Common Stock held by the Reporting Persons. The percentage of the Common Stock beneficially owned by the Reporting Persons is based on 25,230,642 shares of Common Stock outstanding as of December 26, 2014.

(a)

Amount beneficially owned: 2,546,118.

Includes 2,464,675 shares of Common Stock held of record by Whites’ Family Company, LLC. The White Descendants Trust u/a/d September 10, 1997 is the sole member and manager of Whites’ Family Company, LLC. John C. White is the trustee of the White Descendants Trust u/a/d September 10, 1997. Also includes 1,000 shares of Common Stock held of record by John C. White and Cynthia L. White 1989 Family Trust, of which John C. White is a trustee; 68,781 shares of Common Stock held of record by John C. White; 11,662 shares of restricted stock which are forfeitable until vested (restrictions on the shares of restricted stock lapse according to specific schedules over a period of four or five years).

(b)	Percent of class: 10.1%. See Box 11 of each Reporting Person’s Cover Page hereto for percentages by Reporting Person.
(c)	Number of shares as to which John C. White has
(i) Sole power to vote or to direct the vote: 80,443.
(ii) Shared power to vote or to direct the vote: 2,465,675.
(iii) Sole power to dispose or to direct the disposition of: 80,443.
(iv) Shared power to dispose or to direct the disposition of: 2,465,675.
Number of shares as to which Whites’ Family Company, LLC has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 2,464,675.
(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 2,464,675.
Number of shares as to which The White Descendants Trust u/a/d September 10, 1997 has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote: 2,464,675.

(iii) Sole power to dispose or to direct the disposition of: 0.
(iv) Shared power to dispose or to direct the disposition of: 2,464,675.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[Signatures are on the following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015	/s/ John C. White
JOHN C. WHITE

Dated: February 16, 2015	WHITES’ FAMILY COMPANY, LLC

By: The White Descendants Trust u/a/d September 10, 1997, Manager

By: /s/ John White
John White, Trustee

Dated: February 16, 2015	THE WHITE DESCENDANTS TRUST U/A/D SEPTEMBER 10, 1997

By: /s/ John White
John White, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees:

1.	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13G and any further amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2015	/s/ John C. White
JOHN C. WHITE

Dated: February 16, 2015	WHITES’ FAMILY COMPANY, LLC

By: The White Descendants Trust u/a/d September 10, 1997, Manager

By: /s/ John White
John White, Trustee

Dated: February 16, 2015	THE WHITE DESCENDANTS TRUST U/A/D SEPTEMBER 10, 1997

By: /s/ John White
John White, Trustee